

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2019

Nancy R. Phelan
Chief Executive Officer
Adhera Therapeutics, Inc.
4721 Emperor Boulevard, Suite 350
Durham, NC 27703

> **Re: Adhera Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 11, 2019**
> **File No. 000-13789**

Dear Ms. Phelan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael T. Campoli, Esq.